Exhibit 99.7

595 Burrard St, Suite 2600
Vancouver, BC, V7X-1L3
PH 1-972-934-6774 FX 1-972-934-6718
WEB: www.continentalenergy.com

NOTICE OF ANNUAL GENERAL SHAREHOLDERS MEETING 2010

NOTICE is hereby given the Annual General Meeting (the "Meeting") of the shareholders (the “Shareholders”) of CONTINENTAL ENERGY CORPORATION (the "Company") will be held at the offices of the Company’s registrar and transfer agent, Computershare Investor Services Inc., Board Room, 510 Burrard Street, 2nd Floor, Vancouver, British Columbia, Canada, on December 10, 2010, at 10:00 A.M., local time.

At the Meeting, Shareholders will be asked to consider and participate in the following matters:

1.	To receive the audited consolidated financial statements of the Company for the fiscal year ended June 30, 2010 and the auditor’s report thereon.
2.	To elect directors for the ensuing year.
3.	To appoint the auditor for the ensuing year and authorize the directors to fix the remuneration to be paid to the auditor.
4.	To transact such further or other business as may properly come before the meeting and any adjournments thereof.

Only Shareholders of record at the close of business on November 5, 2010, the record date for the Meeting, will be entitled to notice of, to attend and to vote at, the Meeting and postponement(s) or adjournment(s) thereof in respect of the relevant resolutions(s), except to the extent that a Shareholder has transferred any securities of the Company subsequent to the record date and the new holder of such securities establishes proper ownership and requests, not less than 10 days before the date of the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting in respect of the relevant resolution(s).

Whether or not you intend to attend the Meeting, you are requested to complete the applicable enclosed form of proxy in accordance with the instructions set out therein and in the Information Circular and return the form of proxy in the envelope provided for that purpose. To be effective, proxies must be received either by mail or delivery addressed to Computershare Investor Services Inc. to be received not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting. In certain circumstances, proxies may also be deposited with the scrutineers of the Meeting, to the attention of the chair of the Meeting, at or immediately prior to the commencement of the Meeting or any postponement(s) or adjournment(s) thereof.

Copies of the

  Company’s June 30, 2010 Annual Financial Statements,
  an Information Circular dated November 12, 2010, prepared by management, and containing additional pertinent Company information and describing in detail certain matters to be acted upon at the Meeting; and
  a Form of Proxy for use in voting on issues raised at the Meeting are included with the package containing this Notice.

On Behalf of the Company

<Signed>

ROBERT V. RUDMAN
DIRECTOR & CFO